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                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         _______________________________

                        REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Section 13a-6 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of: May 2005

                                    001-31609
                            (Commission File Number)

                         _______________________________


                                Telkom SA Limited
                 (Translation of registrant's name into English)

                               Telkom Towers North
                                152 Proes Street
                                  Pretoria 0002
                          The Republic of South Africa
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                                Form 20-F |X| Form 40-F |_|
         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

         Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                                     Yes |_| No |X|
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-_____.


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         On May 10, 2005, Telkom SA Limited ("Telkom") issued a Trading
Statement in terms of which Telkom advised that it expects an increase of between 35% - 55% in basic earnings per share and headline earnings per share for the year ended March 31, 2005 from the year ended March 31, 2004. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Trading Statement contains forward-looking statements regarding Telkom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.


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Exhibit     Description
-------     -----------


99.1 Trading statement, dated May 10, 2005, issued by Telkom SA Limited ("Telkom"), announcing that it expects an increase of between 35% - 55% in basic earnings per share and headline earnings per share for the year ended March 31, 2005 from the year ended March 31, 2004.